SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                    AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                       iBEAM Broadcasting Corporation
                      --------------------------------
                              (Name of Issuer)


                      Common Stock, $0.0001 par value
                      --------------------------------
                       (Title of Class of Securities)


                                 45073P101
                                 ----------
                               (CUSIP Number)


                    Williams Communications Group, Inc.
                          One Williams Center 41-3
                           Tulsa, Oklahoma 74172
                               (918) 573-3005
             --------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                  Copy to:
                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                            New York, N.Y. 10036
                               (212) 735-3000


                               July 10, 2001
           ------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  45073P101                    13D
------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Williams Communications Group, Inc.

------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [X]  (a)
           [ ]  (b)

------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCES OF FUNDS

           WC; OO

------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
          NUMBER OF             ----------------------------------------------
           SHARES               8     SHARED VOTING POWER       180,070,400
        BENEFICIALLY            ----------------------------------------------
        OWNED BY EACH           9     SOLE DISPOSITIVE POWER
          REPORTING             ----------------------------------------------
         PERSON WITH            10    SHARED DISPOSITIVE POWER  180,070,400

------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           180,070,400

------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [  ]

------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           58.6%*

------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
------------------------------------------------------------------------------
(*) This percentage is calculated assuming the conversion of 1,800,704 shares of Series A Preferred Stock owned by the Reporting Persons into Common Stock pursuant to the terms and conditions of the Certificate of Designations described herein, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred Stock owned by Allen & Co., Lunn or Touch America into Common Stock.
Assuming full conversion of the shares of Series A Preferred Stock owned by Allen & Co., Lunn and Touch America into Common Stock, the Reporting
Persons would beneficially own 49% of the outstanding shares of Common
Stock of the Company.


CUSIP No.  45073P101                       13D
------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Williams Communications, LLC

------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [X]  (a)
           [ ]  (b)

------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCES OF FUNDS

           WC; OO

------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

------------------------------------------------------------------------------
                            7     SOLE VOTING POWER           180,070,400
          NUMBER OF         --------------------------------------------------
           SHARES           8     SHARED VOTING POWER
        BENEFICIALLY        --------------------------------------------------
        OWNED BY EACH       9     SOLE DISPOSITIVE POWER      180,070,400
          REPORTING         --------------------------------------------------
         PERSON WITH        10    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           180,070,400

------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [  ]

------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           58.6%*

------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           OO
------------------------------------------------------------------------------
(*) This percentage is calculated assuming the conversion of 1,800,704 shares of Series A Preferred Stock owned by the Reporting Persons into Common Stock pursuant to the terms and conditions of the Certificate of Designations described herein, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred Stock owned by Allen & Co., Lunn or Touch America into Common Stock.
Assuming full conversion of the shares of Series A Preferred Stock owned by Allen & Co., Lunn and Touch America into Common Stock, the Reporting
Persons would beneficially own 49% of the outstanding shares of Common
Stock of the Company.


                                Schedule 13D


Item 1.    Security and Issuer.

           This statement relates to the Common Stock, $0.0001 par value per share (the "Common Stock"), of iBEAM Broadcasting Corporation, a Delaware corporation (the "Company") issuable upon conversion of the Series A Convertible Preferred Stock, $0.0001 par value per share (the "Series A Preferred Stock"), of the Company.

           The address of the principal executive offices of the Company is 645 Almanor Avenue, Suite 100, Sunnyvale, CA 94085.

Item 2.    Identity and background.

           This statement is being filed by Williams Communications Group, Inc., a Delaware corporation ("Williams Communications Group"), and Williams Communications, LLC, a Delaware limited liability company and a wholly owned subsidiary of Williams Communications Group ("Williams Communications" and together with Williams Communications Group, the "Reporting Persons"), with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

           The business address of the Reporting Persons is One Williams Center 41-3, Tulsa, Oklahoma 74172.

           Williams Communications Group is a holding company that operates a nationwide fiber-optic network providing voice, data, Internet and video services to communications services providers, and integrated fiber-optic, satellite and teleport video transmission services to the broadcast industry, through its wholly owned subsidiary Williams Communications.

           During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           The source of funds for the purchase of the Series A Preferred Stock by the Reporting Persons was $20 million of working capital and $10 million of in-kind services pursuant to various service agreements with the Company. The total purchase price paid by the Reporting Persons for the Series A Preferred Stock was $30 million. No funds were borrowed by the Reporting Persons for the purpose of completing the transaction.

Item 4.    Purpose of Transaction.

           The Reporting Persons entered into the agreements described below because of the Reporting Persons' belief that the purchase of the Series A Preferred Stock represents an attractive investment.

           On June 24, 2001, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") with Williams Communications, Allen & Company Incorporated, a New York corporation ("Allen & Co.") and Lunn iBEAM, LLC, an Illinois limited liability company ("Lunn"). Pursuant to the Stock Purchase Agreement, the Reporting Persons agreed to purchase 1,800,704 shares of Series A Preferred Stock for $20 million in cash and $10 million of in-kind services, Allen & Co agreed to purchase 480,188 shares of Series A Preferred Stock for $8 million in cash and Lunn agreed to purchase 120,047 shares of Series A Preferred Stock for $2 million in cash. In addition, pursuant to an assignment (the "Assignment") entered into as of July 6, 2001, between Allen & Co. and Touch America, Inc., a Montana corporation ("Touch America"), Allen & Co. assigned to Touch America its rights and obligations under the Stock Purchase Agreement to purchase 240,094 shares of Series A Preferred Stock for an aggregate purchase price of $4 million in cash.

           The Series A Preferred Stock was created pursuant to a certificate of designations (the "Certificate of Designations") filed by the Company with the Secretary of State of the State of Delaware on the July 9, 2001. The sale and purchase of the Series A Preferred Stock took place on July 10, 2001 (the "Closing Date").

           In addition, the following agreements were entered into in connection with the Stock Purchase Agreement:

           (A) Williams Communications, Allen & Co., Lunn, Touch America and the Company entered into a registration rights agreement, dated July 10, 2001 (the "Registration Rights Agreement"), pursuant to which Williams Communications, Allen & Co., Lunn and Touch America will be entitled to demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of their shares of Series A Preferred Stock;

           (B) Williams Communications, Allen & Co., Lunn, Touch America and the Company entered into a stockholders agreement, dated July 10, 2001 (the "Stockholders Agreement"), pursuant to which (i) certain restrictions were placed on the transfer of the shares of Series A Preferred Stock owned by Williams Communications for a period of two years, (ii) Williams Communications received a right of first refusal relating to any shares of Common Stock or Series A Preferred Stock offered for sale by Allen & Co. or Touch America to a third party, (iii) Williams Communications received a right of first offer relating to any shares of Common Stock that Allen & Co. or Touch America propose to sell pursuant to an effective registration statement in an underwritten public offering, (iv) Williams Communications, Allen & Co., Lunn and Touch America received certain information rights with respect to the Company, (v) the Board of Directors of the Company was increased to nine members, four of whom will be nominated by Williams Communications, (vi) Williams Communications, Allen & Co., Lunn and Touch America agreed to a two year standstill period during which they will be prohibited from acquiring beneficial ownership of any Common Stock or Series A Preferred Stock of the Company except pursuant to (x) an offer to purchase all the outstanding capital stock of the Company, or (y) open market purchases necessary to maintain each investor's fully-diluted ownership percentage of the Company's voting stock as of the date of the Stockholders Agreement, and (vi) Williams Communications, Allen & Co., Lunn and Touch America received preemptive rights, whereby each investor will have a right to purchase their pro rata portion of any securities offered for sale by the Company; and

           (C) Williams Communications, certain funds of Accel Partners ("Accel"), certain funds of Crosspoint Venture Partners ("Crosspoint"), certain funds of Media Technology Ventures ("Media Technology Ventures"), and the Company entered into a consent and standstill agreement, dated as of July 10, 2001 ("Consent and Standstill Agreement), pursuant to which Crosspoint, Accel and Media Technology Ventures (i) (x) agreed to waive certain rights pursuant to an agreement entered into by such persons and the Company which would have restricted the grant of registration rights to persons not party to such agreement, and (y) consented to the registration rights granted to Williams Communications, Touch America, Allen & Co. and Lunn pursuant to the Registration Rights Agreement, including the grant of demand and piggyback registration rights, and (ii) agreed to a two year standstill period during which they will be prohibited from acquiring beneficial ownership of any Common Stock or Series A Preferred Stock of the Company except pursuant to (x) an offer to purchase all the outstanding capital stock of the Company, or (y) open market purchases necessary to maintain each investor's fully-diluted ownership percentage of the Company's voting stock as of the date of the Consent and Standstill Agreement.

           The descriptions contained herein of the Stock Purchase Agreement, the Certificate of Designations, the Registration Rights Agreement, the Stockholders Agreement and the Consent and Standstill Agreement are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as Exhibits hereto and incorporated herein by reference.

           The Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraphs, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock and Preferred Stock or to formulate other purposes, plans or proposals regarding the Company or the Common Stock and Preferred Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.    Interest in Securities of the Issuer.

           (a)-(b) As of July 10, 2001, based upon information provided by the Company, there were 127,321,306 outstanding shares of Common Stock. The Reporting Persons are deemed to beneficially own the 180,070,400 shares of Common Stock issuable upon conversion of the 1,800,704 shares of Series A Preferred Stock owned by the Reporting Persons. As calculated pursuant to Rule 13d-3(d), the shares of Common Stock deemed to be beneficially owned by the Reporting Persons represent approximately 58.6% of the outstanding Common Stock of the Company. This percentage is calculated assuming the conversion of 1,800,704 shares of Series A Preferred Stock owned by the Reporting Persons into 180,070,400 shares of Common Stock, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred Stock owned by Allen & Co., Lunn and Touch America into Common Stock. Assuming full conversion of the shares of Series A Preferred Stock owned by Allen & Co., Lunn and Touch America into Common Stock, the Reporting Persons would beneficially own 49% of the outstanding shares of Common Stock of the Company.

           (c) Other than the transactions described in Item 4 of this
Schedule 13D, there were no transactions by the Reporting Persons during the past 60 days.

           (d)  Not applicable.

           (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       See Item 4, above. Except as provided therein, to the best of the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

              Exhibit 1. Stock Purchase Agreement, dated as of June 24, 2001, among iBEAM Broadcasting Corporation, Williams Communications, LLC, Allen & Co. and Lunn iBEAM, LLC.

              Exhibit 2. Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock.

              Exhibit 3.        Registration Rights Agreement, dated
                                as of July 10, 2001, among iBEAM
                                Broadcasting Corporation, Williams
                                Communications, LLC, Allen & Company
                                Incorporated, Lunn iBEAM, LLC and Touch
                                America, Inc.

              Exhibit 4. Stockholders Agreement, dated as of July 10, 2001, among iBEAM Broadcasting Corporation, Williams Communications,
                                LLC, Allen & Company Incorporated, Lunn
                                iBEAM, LLC and Touch America, Inc.

              Exhibit 5. Consent and Standstill Agreement, dated as of July 10, 2001, among iBEAM Broadcasting Corporation, Williams
                                Communications, LLC and the other
                                parties thereto.



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 19, 2001

                                         WILLIAMS COMMUNICATIONS GROUP, INC.


                                         /s/ Donald J. Hellwege
                                         -----------------------------------
                                         Name:  Donald J. Hellwege
                                         Title: Assistant Secretary




                               Exhibit Index



Exhibit 1 Stock Purchase Agreement, dated as of June 24, 2001, among iBEAM Broadcasting Corporation, Williams Communications, LLC, Allen & Co. and Lunn iBEAM, LLC.

Exhibit 2 Certificate of Designations, Powers, Preferences and Rights of Series A Convertible Preferred Stock.

Exhibit 3 Registration Rights Agreement, dated as of July 10, 2001, among iBEAM Broadcasting Corporation, Williams Communications, LLC, Allen & Company Incorporated, Lunn iBEAM, LLC and Touch America, Inc.

Exhibit 4 Stockholders Agreement, dated as of July 10, 2001, among iBEAM Broadcasting Corporation, Williams Communications, LLC, Allen & Company Incorporated, Lunn iBEAM, LLC and Touch America, Inc.

Exhibit 5 Consent and Standstill Agreement, dated as of July 10, 2001, among iBEAM Broadcasting Corporation, Williams Communications, LLC and the other parties thereto.